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Exhibit 21.0

                         SUBSIDIARIES OF THE REGISTRANT


The following are descriptions of subsidiaries which are directly or indirectly owned by the Company.

BFS Preferred Capital Corp. BFS Preferred Capital Corp. is a subsidiary of BFS and was organized under Massachusetts law in 1998 as a real estate investment trust, in satisfaction of Section 858 of the Internal Revenue Code of 1986, as amended.

BNB Preferred Capital Corp. BNB Preferred Capital Corp. is a subsidiary of BNB and was organized under Massachusetts law in 1998 as a real estate investment trust, in satisfaction of Section 858 of the Internal Revenue Code of 1986, as amended.

BFS Security Corp. BFS Security Corp. is a subsidiary of BFS and was organized under Massachusetts law in 1998 as an investment subsidiary.

BNB Security Corp. BNB Security Corp. is a subsidiary of BNB and was organized under Massachusetts law in 1998 as an investment subsidiary.

BF Funding Corporation. BF Funding Corporation is a subsidiary of the Company and was organized under Massachusetts law in 1995 for purposes of funding the BFS' ESOP plan.

Diversified Ventures, Inc. d/b/a Forward Financial Company. Forward Financial Company was acquired by BFS in December 1999. It is incorporated under Massachusetts law and operates as a subsidiary of BFS.

Ellsmere Insurance Agency, Inc. Ellsmere Insurance Agency, Inc. was acquired by BNB in December 1999. It is incorporated under Massachusetts law and operates as a subsidiary of BNB.

Leader Corporation. Leader Corporation is incorporated under Massachusetts law and is a subsidiary of BFS.

BFS Service Corp. BFS Service Corp. was a subsidiary of BFS organized under Massachusetts law. In November 1999, BFS Service Corp. was dissolved.

Agyro Corp. Agyro Corp. was a subsidiary of BNB organized under Massachusetts law. In November 1999, Agyro Corp. was dissolved.